15049293

SEC Mail Processing Section

MAR 06 2015

Washington DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40906

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Howard Feigenbaum dba Sharemaster

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8747 Duval Lane
(No. and Street)

Hemet,	CA	92545
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Howard Feigenbaum 800 933-9210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

mm

OATH OR AFFIRMATION

I, Howard Feigenbaum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sharemaster, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Howard Feigenbaum
Signature

Registered Principal
Title

SEE ATTACHED NOTARIZED PAPERWORK

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Riverside

Subscribed and sworn to (or affirmed) before me on this 26th day of February, 2015, by Howard Feigenbaum, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

NICOLE SELTZ
Commission # 1968439
Notary Public - California
Riverside County
My Comm. Expires Feb 3, 2016

(Seal) Signature [signature]

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

Howard Feigenbaum
Sharemaster
Hemet, CA 92545

I have audited the accompanying statement of financial condition of Sharemaster (the "Company"), a California sole proprietorship, as of December 31, 2014 and the related statements of income (loss), changes in owner's equity, and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
February 23, 2015

Sharemaster

Statement of Financial Condition

December 31, 2014

Assets

Cash	$14,053
Commissions receivable	1,015
Total assets	15,068

Liabilities and Owner's Equity

Liabilities	
Accrued expenses	$ 108
Total liabilities	108
Owners Equity	
Retained earnings	14, 960
Total liabilities and owner's equity	$15, 068

The accompanying notes are an integral part of these financial statements.

Sharemaster

Statement of Income

For the Year Ended December 31, 2014

Revenues	
Commission Income	$9897
Total Revenues	9897
Expenses	
Commission to owner	4696
Professional services	2480
Regulatory fees	720
Telephone	1363
All other expenses	255
Total Expenses	9514
Net Income	$ 383

The accompanying notes are an integral part of these financial statements.

Sharemaster

Statement of Changes in Owner's Equity

For the Year Ended December 31, 2014

Balance, December 31, 2013	$ 7,554
Personal bank account – beginning of the year	7,493
Net Income	383
Owner's distribution (net) of contributions	(470)
Balance, December 31, 2014	$14,960

Accompanying notes are an integral part of these financial statements

Sharemaster

Changes in Financial Condition

For the Year Ended December 31, 2014

Cash flows from operating activities:	
Net income (loss)	$ 383
Adjustments to reconcile net income to net	
Cash provided by (used in) operating activities	
(Increase) decrease in assets:	
Commissions receivable	154
Increase (decrease) in liabilities:	
Accrued expenses	(50)
Net cash provided (used in) operating activities	487
Net cash provided by (used in) investing activities	-
Cash flow from financing activities	
Owner's distribution	(470)
Net cash provided by (used in) financing activities	(470)
Net increase in cash	17
Cash at beginning of year	14,036
Cash at end of year	$ 14,053
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ -

The accompanying notes are an integral part of these financial statements

Sharemaster

Notes to Financial Statements

December 31, 2014

Note 1 – Organization and Nature of Business

Sharemaster (the Company) was established as a sole proprietorship in the State of California on August 1, 1989. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

Mutual Fund retailer

Broker or dealer selling variable life insurance or annuities

Under its membership agreement with FINRA and pursuant to Rule 15c3(k)(1), the Company's business and activities (both principal and agent) are limited to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker-dealer activities. Additionally, the Company cannot hold funds or securities for or owe money or securities to customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Operations – The financial statements include only those assets and liabilities of the proprietor that relate to his broker-dealer operations.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue – Revenue consists of commissions from the sale of mutual funds.

Revenue Recognition – The Company recognized revenue upon rendering of services.

Income Taxes – The Company is a sole proprietorship for income tax purposes and, accordingly. Income or loss of the Company is that of the proprietor.

Note 2. Significant Accounting Policies (continued)

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax position and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2011 to the present, general for three years after they are filed.

Note 3 – Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amount.

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $14,960 which was $9960 in excess of its required net capital of $5000. The Company's net capital ratio was .01 to 1.

Note 5 – Income Taxes

The Company is a sole proprietorship for income tax purposes and, accordingly, income or loss of the Company is that of the proprietor. Therefore, no provision or liability for Federal or State Income Taxes is included in these financial statements.

Note 6 – Exemption from the SEC Rule 15c3-3

Under its membership agreement with FINRA and pursuant to Rule 15c3(k)(1), the Company's business and activities are limited (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker-dealer activities. Additionally, it cannot hold funds or securities for, or owe money or securities to, customers.

Sharemaster

Notes to Financial Statements

December 31, 2014

Note 7 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a5(e)(4) for fiscal year ending December 31, 2014 because the Company's Net Operating Revenues are under $500,000.

Note 8 – Operating Lease

The company does not lease office space as it occupies space provided by the sole proprietor free of charge.

Note 9 - Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2014 through February 20, 2015, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Sharemaster

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2014

Computation of Net Capital	
Total ownership equity (from Statement of Financial Condition)	$14,960
Non allowable assets:	-
Net Capital	$14,960
Computation of Net Capital Requirements	
Minimum net capital indebtedness	
6.67% of net aggregate indebtedness	7
Minimum dollar net capital required	5,000
Net Capital Required (greater of above amounts)	5,000
Excess Capital	9,960
Excess net capital at 1000% (net capital less 10% of	
Aggregate indebtedness)	14,949
Computation of Aggregate Indebtedness	
Total liabilities (from Statement of Financial Condition)	108
Ratio of indebtedness to net capital	0.01

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$14,960
Variance	
Net Capital Per Audit	$14,960

The accompanying notes are an integral part of these financial statements

Sharemaster
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirement is not applicable to Sharemaster as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

Sharemaster
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to Sharemaster as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

Howard Feigenbaum
Sharemaster

I have reviewed management's statements, included in the accompanying Sharemaster (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (1)) (the "exemption provisions") from June 1, 2014 to December 31, 2014, and (2) the Company stated that they met the identified exemption provisions from June 1, 2014 to December 31, 2014 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
February 23, 2015

SHAREMASTER
8747 Duval Lane
Hemet, CA 92545
(818) 597-9210

December 4, 2014

Elizabeth Tractenberg, CPA
3832 Shannon Road
Los Angeles, CA 90027

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (1), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Sharemaster met the Section 204, 15c3-3 (k) (1) exemption for the period June 1, 2014 to December 31, 2014.

Sincerely,

Howard Feigenbaum
Registered Principal